Commission File No. 001-31403

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended December 30, 2004

CONECTIV SAVINGS AND INVESTMENT PLAN
(Full title of plan)

PEPCO HOLDINGS, INC.
(Name of issuer of securities held pursuant to the plan)

701 NINTH STREET, N.W.
WASHINGTON, D. C. 20068
(Address of principal executive office)

CONECTIV SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule
December 30, 2004 and 2003

CONECTIV SAVINGS AND INVESTMENT PLAN

Table of Contents

Page Number

Report of Independent Registered Public Accounting Firm   1

Financial Statements

Statements of Net Assets Available for Benefits
as of December 30, 2004 and 2003   2

Statement of Changes in Net Assets Available for
Benefits for the year ended December 30, 2004   3

Notes to Financial Statements   4 - 8

Additional Information*

Schedule of Assets (Held at End of Year) - Schedule H - Line 4(i)   9

* Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Conectiv Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Conectiv Savings and Investment Plan (the "Plan") at December 30, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP
Washington, DC
June 24, 2005

CONECTIV SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

		As of December 30,		
		2004		2003
Investments, at fair value				
Registered investment companies:				
Baron Asset Fund		$ 3,784,904		$ 3,360,381
T. Rowe Price International Stock Fund		4,106,859		3,035,361
Vanguard 500 Index Fund Investor Shares	*	35,075,677	*	32,514,352
Vanguard Growth and Income Fund Investor Shares	*	83,732,479	*	79,661,836
Vanguard LifeStrategy Growth Fund		5,058,521		2,837,372
Vanguard LifeStrategy Moderate Growth Fund		7,464,466		5,833,499
Vanguard Mid-Cap Index Fund		7,480,354		4,325,409
Vanguard PRIMECAP Fund	*	27,281,260	*	20,865,386
Vanguard Small-Cap Index Fund Investor Shares		5,953,494		3,559,372
Vanguard Total Bond Market Index Fund	*	34,470,924	*	34,318,917
Vanguard Value Index Fund Investor Shares		3,846,238		1,903,548
Vanguard Windsor II Fund Investor Shares		1,875,069		1,650,047
		220,130,245		193,865,480
Vanguard Retirement Savings Trust	*	76,775,897	*	78,871,528
Pepco Holdings, Inc. Common Stock Fund	*	46,906,875	*	38,626,579
Participant Loans		5,783,630		5,230,431
Total investments		349,596,647		316,594,018
Receivables				
Employer's contributions		158,498		132,051
Participants' contributions		557,711		447,308
Dividends receivable		911,284		753,479
Total receivables		1,627,493		1,332,838
Net assets available for benefits		$ 351,224,140		$ 317,926,856

* Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

CONECTIV SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 30, 2004
Additions	
Investment income:	
Interest and dividend income, investments	$ 9,439,378
Interest income, participant loans	392,965
Net appreciation in fair value of investments	23,164,506
Net investment income	32,996,849
Contributions:	
Employer	3,686,655
Participants	13,293,598
Total Contributions	16,980,253
Other Additions	21,772
Net additions	49,998,874
Deductions	
Payment of benefits	16,697,959
Total deductions	16,697,959
Net increase before Transfer to another Plan	33,300,915
Transfer to another Plan	(3,631)
Net increase	33,297,284
Net assets available for benefits:	
Beginning of year	317,926,856
End of year	$ 351,224,140

The accompanying notes are an integral part of the financial statements.

CONECTIV SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Conectiv Savings and Investment Plan (the "Plan"), a defined contribution plan, provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Vanguard Fiduciary Trust Company ("VFTC") serves as the Plan's trustee.

Participation

All non-bargaining unit employees of Conectiv and subsidiaries (the "Company") and Local 210-5 Employees are eligible to participate upon hire. All Local 1238 Employees, Local 1307 Employees and Local 1307a Employees are eligible to participate once they have completed a period of service of six months.

During 2002, Potomac Electric Power Company ("Pepco") acquired Conectiv. In accordance with the Agreement and Plan Merger, Conectiv and Pepco became wholly owned subsidiaries of Pepco Holdings, Inc. ("PHI").

Contributions

Participants may contribute from 1% to 50% of their base pay, not to exceed the maximum allowable under the Internal Revenue Code ("IRC"), with the Company contributing a matching amount equal to 50% of each participant's contributions up to 6% of the base pay of any participant who is a Non-Bargaining Unit or Local 210-5 Employee or up to 5% of the base pay of any participant who is a Local 1238, Local 1307 or Local 1307a Employee. The Company may make its matching contribution, either by contribution of cash to purchase PHI common stock or with newly issued or purchased shares of PHI common stock. Participants may elect to contribute on an after-tax or before-tax basis and to invest their contributions among the twelve registered investment company mutual funds, one collective trust and the Pepco Holdings, Inc. Common Stock fund at their discretion. Dividends earned on the PHI common stock invested for the benefit of the participants is reinvested in PHI common stock, which may, at the Company's option, be purchased by the Plan trustee on the open market or from PHI. In addition, an employee who elects to invest in PHI common stock and holds the common stock for one year receives an additional contribution of PHI common stock equal to 15 percent of the participant's original contribution (See Note 9 - Subsequent Event). A participant who is at least 55 years old with at least 10 years of service and who has been a participant of the Plan and/or prior Plans for 5 years may direct a percentage of his common stock balance, with certain limitations, to be transferred to any investment fund or funds available.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of Plan earnings (losses). Allocations are based on participant account balances, as defined in the Plan document.

Vesting

Upon enrollment in the Plan, participants are fully vested at all times in all amounts held in their accounts.

4

CONECTIV SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

Participant Loans

The Plan allows participants to obtain loans from their individual accounts. Participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum of $50,000. Loans have terms from one to five years and bear interest at the average rate charged by at least three financial institutions selected by the Personnel and Compensation Committee (the "Committee") for comparable loans, originating on the first business day of the month in which the Plan loan is made, and ranging between 5.34% and 10.29% at December 30, 2004 and between 6.25% and 9.88% at December 30, 2003. Principal and interest is paid ratably through payroll deductions or by prepayment in a lump sum. A participant may not have more than two loans outstanding at any time. A participant may pre-pay a loan at any time without penalty. A participant's loan is repayable within a maximum of five years or immediately upon termination of employment, unless the loan is for the purchase of a primary residence for which the repayment period is the maximum of 15 years. Loans are secured by a lien on the participant's interest in the Plan.

Payment of Benefits

If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant's beneficiary is entitled to the full amount of his account as valued on the applicable valuation date. In the event of a participant's death, distribution of his account will be made as soon as administratively practicable upon the receipt of appropriate documentation from the designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions of a participant's account may be made in (1) a lump sum cash payment (2) in regular installments for a period not exceeding the joint and survivor life expectancy of the participant and his or her spouse or other beneficiary or (3) partial lump sums upon the request of the participant, with certain limitations stated in the Plan. Distributions from the Pepco Holdings, Inc. Common Stock Fund and the PHI PAYSOP Stock Fund may be made in PHI common stock or cash. Deferrals of distributions cannot be past the age of 70 ½.

While employed, a participant may make certain withdrawals upon written notice of basic and supplemental contributions for the reason of financial hardship, as defined in the Plan. Hardship withdrawals must be approved by the Committee. At the age of 59 ½, the participant may withdraw any portion of this basic and supplemental contribution amounts.

After making a hardship withdrawal of before-tax contributions, a participant is prohibited from making contributions or receiving Company matching contributions for a period of six months. A participant with less than 60 months of Plan participation will incur a six-month suspension period upon making any withdrawal of his or her after-tax contributions. During this suspension period, no matching contributions will be credited to the participant's account. Participants with 60 or more months of Plan participation will incur a six-month suspension of Company contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan in whole or in part at any time for any reason.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

CONECTIV SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value, except for investment contracts (See Note 3 - Investment Contracts). Shares of registered investment companies' mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The carrying value of participant loans approximates fair value. Common stock is valued at closing price on its principal exchange.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Payment of Benefits
Benefits are recorded when paid.

Contributions
Participants' contributions are recorded in the period of the related payroll deductions. The Company's matching contributions are recorded in the period of the related participants' contributions.

NOTE 3 - INVESTMENT CONTRACTS

The Plan invests in guaranteed investment contracts through the Vanguard Retirement Savings Trust (the "Trust"). The Trust is a tax-exempt collective trust registered in the State of Pennsylvania, which invests primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The Trust intends to maintain a constant net asset value of $1.00 per unit.

CONECTIV SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the components of and the significant changes in net assets relating to the Plan's nonparticipant-directed investments are as follows:

| | Years ended December 30, | |
	2004	2003
Pepco Holdings, Inc. Common Stock Fund	46,906,875	38,626,579

Changes in net assets:		
Contributions	$ 4,378,138	
Interest and dividend income	165,607	
Net appreciation in fair value of investments	4,408,272	
Benefits paid to participants	(2,015,518)	
Transfers to participant-directed investments	1,322,024	
Other	21,773	
	$ 8,280,296	

NOTE 5 - INVESTMENTS

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Registered Investment Companies mutual funds	$ 18,756,234	
Common Stock	4,408,272	
	$ 23,164,506	

NOTE 6 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for the Plan assets, therefore transactions in such investments qualify as party-in-interest transactions. In addition, participant loans are related party transactions.

Pepco Holdings, Inc., as the Plan sponsor, is also a related party. Purchases and sales of PHI common stock were made during the year. The amount of PHI common stock included in Investments was $46,906,875 and $38,626,579 at December 30, 2004 and 2003, respectively.

CONECTIV SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

NOTE 7 - PLAN EXPENSES

All expenses incurred in the administration of the Plan are paid by the Company.

NOTE 8 - TAX STATUS

The Internal Revenue Service had determined and informed the Company by letter dated October 9, 2003 that the Plan was qualified under IRC Section 401(a). The Plan has been amended or restated since receiving the determination letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 9 - SUBSEQUENT EVENT

Three amendments were made to the Plan, effective January 1, 2005. The first amendment is the Company's match will be changed to 100% on the first 3% of base pay and 50% of the next 3% as base pay, for non-bargaining unit employees and Local 210-5 Employees. The second amendment is the 15% stock match for employees that hold PHI Common Stock more than one year will be discontinued. The last amendment is in the event of a mandatory distribution greater than $1,000, if the participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover or to receive the distribution directly, then the Plan Administrator will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan Administrator.

**Additional Information
Required for Form 5500**

CONECTIV SAVINGS AND INVESTMENT PLAN

Schedule H - Line 4(i)
Schedule of Assets (Held at End of Year)
As of December 30, 2004

Conectiv, Inc. Savings and Investment Plan, EIN 52-2297449

Attachment to Form 5500, Schedule H, Line 4(i):

(A)	(B) Identity of Issue	(C) Description of Investment	(D) Cost	(E) Current Value
*	Baron Asset Fund	Registered Investment Company		$ 3,784,904
*	T. Rowe Price International Stock Fund	Registered Investment Company		4,106,859
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company		35,075,677
*	Vanguard Growth and Income Fund Investor Shares	Registered Investment Company		83,732,479
*	Vanguard LifeStrategy Growth Fund	Registered Investment Company		5,058,521
*	Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company		7,464,466
*	Vanguard Mid-Cap Index Fund	Registered Investment Company		7,480,354
*	Vanguard PRIMECAP Fund	Registered Investment Company		27,281,260
*	Vanguard Small-Cap Index Fund Investor Shares	Registered Investment Company		5,953,494
*	Vanguard Total Bond Market Index Fund	Registered Investment Company		34,470,924
*	Vanguard Value Index Fund Investor Shares	Registered Investment Company		3,846,238
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company		1,875,069
*	Vanguard Retirement Savings Trust	Common/Collective Trust		76,775,897
*	Pepco Holdings, Inc. Common Stock Fund	Company Stock Fund	37,032,402	46,906,875
*	Participant Loans	Interest rates of 5.34% - 10.29% and maturing in 1 to 5 years		5,783,630
	Total assets (held at year end)			$349,596,647

* Party in Interest, for which a statutory exemption exists.

Exhibits:

Exhibit 23   Consent of Independent Registered Public Accounting Firm -Filed herewith.

<u>SIGNATURE</u>

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONECTIV SAVINGS AND INVESTMENT PLAN

By: /s/ D. R. Wraase

               Dennis R. Wraase, Chairman
               Administrative Board

Date: June 28, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-96673) of Pepco Holdings, Inc. of our report dated June 24, 2005 relating to the financial statements of the Conectiv Savings and Investment Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
Washington, DC
June 24, 2005